United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)

Gulfstream International Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

402738 108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
	Rule 13d-1(c)
☒	Rule 13d-1(d)

_____________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402738 108	SCHEDULE 13G	Page 2 of 10

(1) Names of reporting persons.	Hillson Partners LP
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	189,350
(7) Sole dispositive power.	0
(8) Shared dispositive power.	189,350
(9) Aggregate amount beneficially owned by each reporting person.	189,350
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	6.4%*
(12) Type of reporting person (see instructions).	PN
*based on 2,959,600 shares of common stock outstanding as of November 14, 2008

CUSIP No. 402738 108	SCHEDULE 13G	Page 3 of 10

(1) Names of reporting persons.	Hillson Financial Management, Inc.
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Maryland
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	189,350
(7) Sole dispositive power.	0
(8) Shared dispositive power.	189,350
(9) Aggregate amount beneficially owned by each reporting person.	189,350
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	6.4%*
(12) Type of reporting person (see instructions).	CO
*based on 2,959,600 shares of common stock outstanding as of November 14, 2008

CUSIP No. 402738 108	SCHEDULE 13G	Page 4 of 10

(1) Names of reporting persons.	Hillson Investments, LLC
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Maryland
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	229,350
(7) Sole dispositive power.	0
(8) Shared dispositive power.	229,350
(9) Aggregate amount beneficially owned by each reporting person.	229,350
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	7.7%*
(12) Type of reporting person (see instructions).	OO
*based on 2,959,600 shares of common stock outstanding as of November 14, 2008

CUSIP No. 402738 108	SCHEDULE 13G	Page 5 of 10

(1) Names of reporting persons.	Daniel H. Abramowitz
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	USA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	2,000
(6) Shared voting power.	229,350
(7) Sole dispositive power.	2,000
(8) Shared dispositive power.	229,350
(9) Aggregate amount beneficially owned by each reporting person.	231,350
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	7.8%*
(12) Type of reporting person (see instructions).	IN
*based on 2,959,600 shares of common stock outstanding as of November 14, 2008

CUSIP No. 402738 108	SCHEDULE 13G	Page 6 of 10

This Amendment No. 1 (“Amendment No.1”) is being filed jointly by Hillson Partners LP, Hillson Financial Management, Inc., Hillson Investments, LLC and Daniel H. Abramowitz (each, a “Reporting Person” and collectively, the “Reporting Persons”) and amends and restates the Schedule 13G filed by the Reporting Persons on February 14, 2008.

Item 1.

(a)	Name of issuer:

Gulfstream International Group, Inc.

(b)	Address of issuer’s principal executive offices:

3201 Griffin Road, 4th Floor Fort Lauderdale, Florida 33312

Item 2.

(a)	Name of person filing:

Hillson Partners LP (“Hillson”) Hillson Financial Management, Inc. (“HFM”) Hillson Investments, LLC (“Investments”) Daniel H. Abramowitz (“Abramowitz”)

(b)	Address of principal business office or, if none, residence:

110 North Washington Street, Suite 401 Rockville, Maryland 20850

(c)	Citizenship:

Hillson is a Delaware limited partnership. HFM is a Maryland corporation. Investments is a Maryland limited liability company. Abramowitz is a citizen of the United States of America.

(d)	Title of class of securities:

Common Stock, par value $0.01 per share, of Gulfstream International Group, Inc.

(e)	CUSIP No.:

402738 108

CUSIP No. 402738 108	SCHEDULE 13G	Page 7 of 10

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2008, (i) Hillson is the record holder of 154,350 shares, and holds warrants exercisable for an additional 35,000 shares, of Common Stock, (ii) Investments is the record holder of 40,000 shares of Common Stock, and (iii) Abramowitz holds options exercisable for 2,000 shares of Common Stock.  Each of HFM and Investments is a general partner of Hillson and, as such, may each be deemed to also beneficially own the shares of Common Stock (including shares exercisable upon the exercise of warrants) held by Hillson.  Abramowitz is the controlling stockholder, the sole director and the President, of HFM, and is the sole member of Investments and, as such, may also be deemed to beneficially own the shares of Common Stock (including shares exercisable upon the exercise of warrants) held by Hillson and Investments.

Each of HFM and Investments expressly disclaims beneficial ownership of the shares of Common Stock (including shares exercisable upon the exercise of warrants) held by Hillson, and Abromowitz expressly disclaims beneficial ownership of the shares of Common Stock (including shares exercisable upon the exercise of warrants) held by Hillson and Investments, in each case except to the extent of his or its pecuniary interest therein, if any.

(b)	Percent of class:

See Item 11 of each cover page and Item 4(a) above.

CUSIP No. 402738 108	SCHEDULE 13G	Page 8 of 10

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 402738 108	SCHEDULE 13G	Page 9 of 10

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.
Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

This Schedule is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons.  While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owner by all other Reporting Persons.

Item 9.
Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 402738 108	SCHEDULE 13G	Page 10 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2009

HILLSON PARTNERS LP
HILLSON FINANCIAL MANAGEMENT, INC.
HILLSON INVESTMENTS, LLC

By:	/s/ Daniel H. Abramowitz
Daniel H. Abramowitz
Authorized signatory

/s/ Daniel H.Abramowitz
Daniel H. Abramowitz